Form 4

[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* NBC-Rainbow Holding, Inc. (Last) (First) (Middle) 30 Rockefeller Plaza (Street) New York, New York 10112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Cablevision Systems Corporation (NYSE - RMG)						6. Relationship of Reporting Person(s) to Issuer) (Check all applicable) Director X 10% Owner Officer (give Other (specify title below) below)
	3. IRS or Social Security Number of Reporting Person (Voluntary)			4. Statement for (Month/Year) 6 & 10/01
				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Cablevision - Rainbow Media Group Class A Common Stock, $.01 par value ("Rainbow Tracking Stock")	06/29/01	X		2,159,104	A	(1)	2,159,104	D
Rainbow Tracking Stock	09/28/01	X		3,491,676	A	(1)	5,650,780	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	(Over) SEC 1474 (3-99)
*If the form is filed by more than one reporting person, see Instruction 4(b) (v).

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of shares
Exchange Right (right to buy)(1)	Each sh. Of Holdings Stock exchanges for 16,868 shares of Rainbow Tracking Stock	06/29/01	X			128 shares of Holdings Stock under the Exchange Right	Once during last month of each quarter	12/31/09	Rainbow Tracking Stock	2,159,104 shares of Rainbow Tracking Stock		2,520.25 shares of Holdings Stock under the Exchange Right(2)	D
Exchange Right (right to buy)(1)	Each sh. Of Holdings Stock exchanges for 16,868 shares of Rainbow Tracking Stock	09/28/01	X			207 shares of Holdings Stock under the Exchange Right	Once during last month of each quarter	12/31/09	Rainbow Tracking Stock	3,491,676 shares of Rainbow Tracking Stock		2313.25 shares of Holdings Stock under the Exchange Right(3)	D

Explanation of Responses:

(1) Pursuant to a Stockholders' Agreement, previously filed with the SEC, dated Oct. 6, 2000 and effective as of March 29, 2001, by and among NBC-Rainbow Holding, Inc. ("NBC-Rainbow"), Cablevision Systems Corporation, CSC Holdings, Inc. and National Broadcasting Company, Inc., NBC-Rainbow was granted the right (the "Exchange Right") to exchange shares of Class A Common Stock of Rainbow Media Holdings, Inc. ("Holdings Stock") owned by it for shares of Rainbow Tracking Stock. Exercises of the Exchange Right to acquire shares of Rainbow Tracking Stock at the fixed exchange rate per share of Holdings Stock set forth above are exempt under Rule 16b-6(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") from the operation of Section 16(b) of the Exchange Act. There is no public market for the shares of Holdings Stock.

(2) This number of shares of Holdings Stock is exchangeable for 42,511,577 shares of Rainbow Tracking Stock pursuant to the Exchange Right.

(3) This number of shares of Holdings Stock is exchangeable for 39,019,901 shares of Rainbow Tracking Stock pursuant to the Exchange Right.

**	Intentional misstatements of omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)	By: /s/ Elizabeth A. Newell Name: Elizabeth A. Newell Title: Assistant Secretary **Signature of Reporting Person	October 16, 2001 Date
Note:

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Joint Filer Information

Name: National Broadcasting Company, Inc.

Address:  30 Rockefeller Plaza
               New York, New York 10112

Designated Filer:  NBC-Rainbow Holding, Inc.

Issuer and Ticker Symbol:  Cablevision Systems Corporation (NYSE - RMG)

Date of Event Requiring Statement:  June 29 and Sept. 28,  2001

National Broadcasting Company, Inc., a subsidiary of National Broadcasting Company Holding, Inc., through its direct wholly-owned subsidiary NBC-Rainbow Holding, Inc. ("NBC-Rainbow"), has an Indirect (I) beneficial ownership interest in (i) 2,159,104 shares of the Rainbow Media Group Class A Common Stock of Cablevision Systems Corporation ("Rainbow Tracking Stock") directly owned by NBC-Rainbow and acquired by it through exercise of the Exchange Right as reported in this form and (ii) the Exchange Right directly owned by NBC-Rainbow and exercisable for 42,511,577 shares of Rainbow Tracking Stock, all of the foregoing numbers being as of the end of the month reported on herein.

Date:  October 16, 2001

Signature:  National Broadcasting Company, Inc.

                 By: /s/ Elizabeth A. Newell
                 Name:  Elizabeth A. Newell
                 Title: Assistant Secretary

Joint Filer Information

Name: National Broadcasting Company Holding Inc.

Address: 30 Rockefeller Plaza
               New York, New York 10112

Designated Filer:  NBC-Rainbow Holding, Inc.

Issuer and Ticker Symbol:  Cablevision Systems Corporation (NYSE - RMG)

Date of Event Requiring Statement:  June 29 and Sept. 28,  2001

National Broadcasting Company Holding Inc., a subsidiary of General Electric Company, through its indirect wholly-owned subsidiary NBC-Rainbow Holding, Inc. ("NBC-Rainbow"), has an Indirect (I) beneficial ownership interest in (i) 2,159,104 shares of the Rainbow Media Group Class A Common Stock of Cablevision Systems Corporation ("Rainbow Tracking Stock") directly owned by NBC-Rainbow and acquired by it through exercise of the Exchange Right as reported in this form and (ii) the Exchange Right directly owned by NBC-Rainbow and exercisable for 42,511,577 shares of Rainbow Tracking Stock, all of the foregoing numbers being as of the end of the month reported on herein.

Date:  October 16, 2001

Signature: National Broadcasting Company Holding Inc.

                 By: /s/ Elizabeth A. Newell
                 Name:  Elizabeth A. Newell
                 Title:Assistant Secretary

Joint Filer Information

Name:  General Electric Company

Address:  3135 Easton Turnpike
                Fairfield, Connecticut 06431

Designated Filer:  NBC-Rainbow Holding, Inc.

Issuer and Ticker Symbol:  Cablevision Systems Corporation (NYSE - RMG)

Date of Event Requiring Statement:  June 29 and Sept. 28,  2001

General Electric Company, through its indirect wholly-owned subsidiary NBC-Rainbow Holding, Inc. ("NBC-Rainbow"), has an Indirect (I) beneficial ownership interest in (i) 2,159,104 shares of the Rainbow Media Group Class A Common Stock of Cablevision Systems Corporation ("Rainbow Tracking Stock") directly owned by NBC-Rainbow and acquired by it through exercise of the Exchange Right as reported in this form and (ii) the Exchange Right directly owned by NBC-Rainbow and exercisable for 42,511,577 shares of Rainbow Tracking Stock, all of the foregoing numbers being as of the end of the month reported on herein.

Date:  October 16, 2001

Signature:  General Electric Company

                 By: /s/ Robert E. Healing
                 Name:  Robert E. Healing
                 Title:  Corporate Counsel